EXHIBIT EX-99.(b)


Contact:  Global Spill Management, Inc.                   FOR IMMEDIATE RELEASE
          Desiree Pierson
          (610) 495-8413



              GLOBAL SPILL MANAGEMENT, INC. NEGOTIATING TO ACQUIRE

                  77-YEAR OLD EUROPEAN PHARMACEUTICAL COMPANY

  Global to File Fiscal 1997 Financials with SEC Showing 99% Reduction of Debt


Willow Grove, Pennsylvania, September 17, 1997...Global Spill Management, Inc. announced today that it is negotiating to acquire BioFarm Holdings S.A. Plc., a U.K. - based holding company which controls BioFarm S.A. in Romania. BioFarm S.A., a $16 million pharmaceutical company incorporated in Romania in 1920, produces more than 220 drugs for both human and veterinary use. The "BioFarm" brand is long established and enjoys an excellent reputation in the pharmaceutical market.

The acquisition, when made, will be with shares of Global authorized Common Stock. Global is traded on the NASDAQ Bulletin Board under the symbol GEGI.

At the same time it announced the acquisition, Global also revealed that it expects to file within five days with the Securities and Exchange Commission its Form 10-KSB for the fiscal year ended June 30, 1997. The fully audited financials will show a 99% reduction in total indebtedness to approximately $62,000 from approximately $6.7 million on June 30, 1996. The year end 1997 financial statements also show 3,011,930 total issued and outstanding, fully-paid and non-assessable Common shares (no Preferred Stock, warrants, options or convertible securities). The company also will report an available tax loss carry forward in excess of $10 million.

BioFarm's unaudited results for fiscal 1996/1997 show annual gross revenues of approximately $16 million (USD), which includes exports sales to the Eastern European market. BioFarm S.A. Holdings Plc has recently appointed KPMG, a "Big Six" accounting firm, to conduct its audit. BioFarm's audit will conform to SEC accounting standards, and BioFarm's auditors will report to Global's independent outside auditors.


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Global to Acquire Bio Farm -- 2


BioFarm manufactures drugs for its domestic market and for some of the largest foreign pharmaceutical firms. Their products include Gastopezin and Berotec for Boehringer-Ingelheim, Sermion and Farmenibicin for Farmitalia, and Tavegyl and Zoditen for Sandoz. BioFarm has nearly 700 employees in three manufacturing sites situated in central Bucharest.

BioFarm products are natural medicinal drugs based on animal and vegetable raw materials. The main biologically active substances used are alkaloids, caratenoids, glycosides, flavones, enzymes, homones, biologically active proteins, anticoagulants, extracts and tinctures. Raw materials used include aromatic and medicinal plants, glands, organs and animal by-products such as pancreas, stomach, spleen, lypophysal (pituitary) and epiphysal (piveal), glands, intestinal mucosa, thyroid glands, bovine bile and stomach mucosa.

The range of drugs include compressed and coated tablets, powders and granules, injectable solutions, injectable lyophilized powders, sprays, suspensions, eye washes, syrups, cast compressed tablets and soft gelatino capsules.

Future plans for BioFarm include additional acquisitions in the pharmaceutical industry, further development of its production processes and product range to meet additional international GMP and Pharmacoepia standards, and marketing its products in more foreign markets. All products comply with standards currently established by the Ministry of Public Health in Romania and several products comply with the standards of international Pharmacoepias.

Pending the completion of all necessary acquisition documents to complete the BioFarm acquisition, Global has put aside negotiations also being conducted with three other private entities with which Global has been negotiating. Global fully expects to complete the acquisition of an operating entity within the next two week period. (Global has not conducted operations since June 28, 1996, when it adapted a Plan of Reorganization (previously announced) designed to eliminate debt, dispose of operating subsidiaries and concentrate upon maximizing assets.)